UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

NORTHSTAR MERGER SUB, INC.
A Wholly-Owned Subsidiary of

HISAMITSU U.S., INC.
A Wholly-Owned Subsidiary of

HISAMITSU PHARMACEUTICAL CO., INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

670009109
(CUSIP Number of Class of Securities)

Mr. Nobuo Tsutsumi, Ph.D.
General Manager of Legal Department
Hisamitsu Pharmaceutical Co., Inc.
Marunouchi, Chiyoda-ku 1-11-1
Tokyo, 100-6221, Japan
81-3-5293-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Kevin A. Rinker, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation(1)	Fee(2)
$407,383,098	$22,732

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,535,967 shares of Noven Pharmaceuticals, Inc. common stock (based on 25,028,987 outstanding as of July 9, 2009, less 1,240,000 shares owned by Hisamitsu Pharmaceutical Co., Inc. and 253,020 outstanding shares of restricted stock) by $16.50 per share, which is the offer price, plus (ii) $3,057,352 expected to be paid in connection with the cancellation of outstanding options, (iii) $10,982,460 to be paid in connection with the cancellation of outstanding stock appreciation rights, plus (iv) $825,000 expected to be paid in connection with cancellation of outstanding restricted stock units, and (v) $4,174,830 expected to be paid in connection with cancellation of shares of restricted stock.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: n/a Filing Party: n/a
Form of Registration No.: n/a Date Filed: n/a
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Northstar Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Hisamitsu U.S., Inc., a Delaware corporation (“Holdings”) and wholly-owned subsidiary of Hisamitsu Pharmaceutical Co., Inc., a corporation organized under the laws of Japan (“Parent”), (ii) Holdings and (iii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, together with the associated Series A junior participating preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement (the “Rights Plan”), dated as of November 6, 2001, between the Company and American Stock Transfer & Trust, as amended (the “Shares”), of Noven Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Noven Pharmaceuticals, Inc., a Delaware corporation. The Company’s principal executive offices are located at 11960 SW 144th Street, Miami, Florida, 33186. The Company’s telephone number at such address is (305) 253-5099.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share of the Company, together with the Rights. Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights under the Rights Plan. The Company has advised Parent that, as of July 9, 2009 (i) 25,028,987 Shares were issued and outstanding, and (ii) 1,399,639 shares of the Company’s common stock were subject to outstanding options, 2,560,496 shares of the Company’s common stock were subject to outstanding stock appreciation rights and 50,000 shares of the Company’s common stock were subject to outstanding restricted stock units.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by Parent, Holdings and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Holdings and the Purchaser,” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer,” and “Certain Conditions of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent, Holdings and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employment Agreement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employment Agreement” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Holdings and the Purchaser,” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Holdings and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements; Employment Agreement” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer,” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated July 23, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release issued by Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc. on July 14, 2009, incorporated herein by reference to the Schedule TO filed by Hisamitsu Pharmaceutical Co., Inc. on July 14, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 23, 2009.
(a)(5)(C)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on July 23, 2009.
(a)(5)(D)	Complaint of IBEW Local Union 98, filed in the Court of Chancery of the State of Delaware and dated July 15, 2009.
(a)(5)(E)	Complaint of Arthur I. Murphy, Jr., filed in the Eleventh Judicial Circuit of Florida and dated July 15, 2009.
(a)(5)(F)	Complaint of Louisiana Municipal Police Employees, filed in the Court of Chancery of the State of Delaware and dated July 16, 2009.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of July 14, 2009, by and among Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., Northstar Merger Sub, Inc. and Noven Pharmaceuticals, Inc.
(d)(2)	Confidentiality Agreement, dated as of June 25, 2008, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.
(d)(3)	Exclusivity Agreement, dated as of June 4, 2009, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.
(d)(4)	Amended and Restated Employment Agreement, dated July 14, 2009, between Noven Pharmaceuticals, Inc. and Jeffrey Eisenberg.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HISAMITSU PHARMACEUTICAL CO., INC.

By:	/s/ Hirotaka Nakatomi
Name:     Hirotaka Nakatomi
Title:       President & Chief Executive Officer
Date:       July 23, 2009

HISAMITSU U.S., INC.

By:	/s/ Kosuke Sugiyama
Name:     Kosuke Sugiyama
Title:       President
Date:       July 23, 2009

NORTHSTAR MERGER SUB, INC.

By:	/s/ Kosuke Sugiyama
Name:     Kosuke Sugiyama
Title:       President
Date:       July 23, 2009

Signature Page to Schedule TO

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